EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Nine-Month Period Ended
September 30, 2010
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(263,151)
Plus:
Fixed Charges (excluding capitalized interest)	295,391

Total Earnings	$32,240

Fixed Charges:
Interest expensed and capitalized	$292,601
Amortized premiums, discounts, and capitalized expenses related to indebtedness	33
An estimate of the interest component within rental expense	2,757

Total Fixed Charges before preferred dividends	295,391

Preferred dividends	19,811
Ratio of pre tax income to net income	1.000

Preferred dividend factor	19,811

Total fixed charges and preferred stock dividends	$315,202

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(263,151)
Plus:
Fixed Charges (excluding capitalized interest)	104,657

Total Losses	$(158,494)

Fixed Charges:
Interest expensed and capitalized	$101,867
Amortized premiums, discounts, and capitalized expenses related to indebtedness	33
An estimate of the interest component within rental expense	2,757

Total Fixed Charges before preferred dividends	104,657

Preferred dividends	19,811
Ratio of pre tax income to net income	1.000

Preferred dividend factor	19,811

Total fixed charges and preferred stock dividends	$124,468

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For September 30, 2010, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $283.0 million to achieve a ratio of 1:1 for the nine-month period ended September 30, 2010.